July 14, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:	Mr. Martin James
Senior Assistant Chief Accountant

Re:	The Cooper Companies, Inc.
Form 10-K for the fiscal year ended October 31, 2010
Filed December 17, 2010
Form 10-Q for the quarterly period ended January 31, 2011
Filed March 4, 2011
Form 10-Q for the quarterly period ended April 30, 2011
Filed June 3, 2011
File No. 001-08597

Dear Mr. James:

The Cooper Companies, Inc. (the “Company”) responds, as set forth below, to the comments contained in your letter to Eugene J. Midlock, the Company’s Chief Financial Officer, dated June 27, 2011. For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Form 10-K for the Fiscal Year Ended October 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	We acknowledge your response to prior comment 3. We see that substantially all of your cash as of December 31, 2010 was held by foreign subsidiaries and not available to fund domestic operations without a potential tax impact. We also note the decreasing amount of funds available under your revolving line of credit. Please further explain how you concluded that providing enhanced liquidity disclosures to discuss the amount of cash, cash equivalents and investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries was not material. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Securities and Exchange Commission

July 14, 2011

RESPONSE

The Company referred to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350 and concluded that enhanced liquidity disclosures to discuss the amount of cash, cash equivalents and investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries was not material based on the following:

•

The Company finances its operations through cash flows from operations and debt. The Company consequently holds an insignificant amount of cash, cash equivalents or investments both domestically and internationally.

•

Cash flows from operations for the domestic operations was $70.2 million for the fiscal year ended October 31, 2010, which was more than adequate for current operating needs; therefore, the Company paid down debt.

•

The Company’s foreign operations that generate over 50% of total net sales and include most of the Company’s contact lens manufacturing operations, which are capital intensive, provided $197.5 million in cash flows from operations for the fiscal year ended October 31, 2010, which was more than adequate to cover current operating needs; therefore, the Company repaid intercompany debt.

As the Company’s disclosure considered each of the requirements in Section IV of SEC Release 33-8350, and the Company is not aware of material trends or uncertainties related to cash flow, capital resources, capital requirements or liquidity that would impact our ability to meet upcoming cash requirements over both the short and long term, the Company concluded that supplemental disclosure was not meaningful.

The Company notes that the funds available under its revolving line of credit have increased with $224.8 million available at October 31, 2009 and $397.1 million available at October 31, 2010. The Company reported that at January 31, 2011 it had $752.4 million available and disclosed that $339.0 million was obligated for the redemption of its senior notes that was completed after the balance sheet date but prior to filing its Quarterly Report on Form 10-Q, for a net amount available of $413.4 million. The Company reported that at April 30, 2011 there was $460.4 million available.

For the foregoing reasons, the Company respectfully submits that its conclusion is in accordance with the provisions of Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Securities and Exchange Commission

July 14, 2011

2.	As a related matter, we refer to your disclosure that “the company expects to utilize its cash and cash equivalents… to fund future operations.” Please explain this disclosure in light of the fact that substantially all of your cash was held by foreign subsidiaries.

RESPONSE

The Company’s analysis is that, both at October 31, 2010 and at the present time, the Company will neither be required nor elect to repatriate cash and cash equivalents to maintain liquidity. The Company utilizes excess cash to reduce its indebtedness, thereby resulting in minimal balances of cash and cash equivalents and increased amounts available under its revolving line of credit. The Company anticipates that cash and cash equivalents held by its foreign subsidiaries will be utilized to fund those foreign operations that generate over 50% of the Company’s net sales and represent 99% of its contact lens manufacturing operations.

Form 10-Q for the quarterly period ending January 31, 2011

Financial Statements, page 3

Note 2. Acquisition and Restructuring Costs, page 9

3.	Further to your response to prior comment 5, while we understand that settling an unfavorable agreement is beneficial to the company, we would still expect that to have settled the unfavorable contract with the target company, you would have incurred a loss through a required payment to the target. Please further explain how you applied 805-10-55-20-21.

RESPONSE

Background

Upon further review, the Company has determined that it incorrectly applied the guidance in ASC 805-10-55-20-21, specifically the requirement to record a gain or loss for a contractual relationship at the lesser of (1) the amount by which the contract is favorable or unfavorable or (2) the amount of any settlement provisions in the contract. The preexisting agreement with Aime was unfavorable to current market terms from the perspective of the Company by $6.1 million. However, the contract had a provision that permitted the Company to terminate the contract upon a sale, merger or acquisition of Aime in lieu of allowing Aime to transfer or assign the rights to other parties in any such transaction. The contract did not provide for any consideration to be paid to Aime if the Company decided to exercise its termination right. Therefore, the effective settlement should have been recorded at zero rather than as a gain. The correction of this error results in a reduction of $6.1 million of goodwill and a reversal of the gain of $6.1 million. The Company believes that the correction of this error is not material and is proposing to make the correction in its Quarterly Report on Form 10-Q for the period ending July 31, 2011, by recording an adjustment to the settlement of preexisting relationship line on its Statement of Income.

Securities and Exchange Commission

July 14, 2011

Materiality

The Company evaluated the materiality of the error and reviewed the impact of the error in the prior fiscal quarters. The Company concluded that the effects of the proposed adjustment was not quantitatively material to any previously issued consolidated financial statements or to projected full-year 2011 financial results. The Company also reviewed the magnitude of the out-of-period adjustment on a cumulative basis and correction of the error in the fiscal third quarter of 2011 and concluded that the adjustment was not material based on the dollar value, percentage of net income or impact on earnings per share.

In addition to these quantitative factors, the Company also considered the total mix of information relating to the error for each individual reporting period and on a cumulative basis, including each of the qualitative factors indicated in SAB 99. Specifically, the Company determined that the errors did not mask a change in earnings or other trends; did not hide a failure to meet analysts’ expectations; did not change a loss into profit or vice versa; did not have an effect of increasing management compensation; did not affect compliance with loan covenants, contracts or regulatory requirements; and did not involve concealment of an unlawful transaction.

In the Company’s Quarterly Report on Form 10-Q for the period ended January 31, 2011, it presented the gain on the face of the Income Statement and provided disclosure and discussion regarding the unusual and one-time nature of the gain. The Company provided discussion of the gain in its earnings release and on the earnings call to clarify that the gain was a one-time item related to acquisition accounting and not indicative of the Company’s future operating results. The Company also discussed that it adjusts for this transaction in its non-GAAP net income as the Company did not consider it reflective of its ongoing operating performance.

The Company, therefore, determined that the misstatement and the correction do not meet the concept of materiality as described in Statement of Financial Accounting Concepts No. 2: “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

The Company also considered, The Center for Audit Quality, AICPA, FAQ regarding disclosure of immaterial corrections and noted that registrants should use judgment in deciding how much detail disclosure is necessary for immaterial corrections.

On the basis of these considerations, and the Company’s evaluations of materiality under SAB 99 and SAB 108, the Company concluded that the error was not quantitatively and qualitatively material for each individual reporting period and on a cumulative basis. Therefore, the Company proposes that an appropriate method for correcting the immaterial error is to record a correction in the Company’s fiscal third quarter of 2011 financial statements and to provide disclosure.

Securities and Exchange Commission

July 14, 2011

Internal Control

The Company has assessed the internal control implications of this immaterial correction and concluded that it is not indicative of a material weakness or a significant deficiency after considering the entirety of the Company’s internal controls over accounting for business combinations. The Company has discussed its conclusion with KPMG, its independent registered public accounting firm, and KPMG has confirmed that it concurs with the Company’s assessment.

Form 10-Q for the quarterly period ending April 30, 2011

Financial Statements, page 3

Note 6. Income Taxes, page 12

4.	We refer to your response to comment 6. In future filings please provide a brief summary describing the decreasing effective tax rate trend, similar to your response, or tell us why you believe this information is not required.

RESPONSE

The Company notes the Staff’s comment and in future filings will provide a summary describing the effective tax rate trend.

Note 13. Contingencies, page 23

5.	We acknowledge your response to comment 7. With respect to reasonably possible loss contingencies, in future filings please provide any disclosures required by ASC 450-20-50 and SAB Topic 5-Y, such as an estimate of the range of loss or a statement that such an estimate cannot be made.

RESPONSE

The Company acknowledges the Staff’s comment that, with respect to reasonably possible loss contingencies, the Company should provide disclosures required by ASC 450-20-50 and SAB Topic 5-Y in future filings.

Securities and Exchange Commission

July 14, 2011

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or need additional information with respect to the filings.

Sincerely,

/s/ Eugene J. Midlock

Eugene J. Midlock

Senior Vice President and

Chief Financial Officer

cc:	Leigh Ann Schultz - SEC
Kate Tillan, Assistant Chief Accountant - SEC
Christopher Kaufman - Latham & Watkins